06008945

JNITED STATES
ND EXCHANGE COMMISSION
ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17207

SEC MAIL PROCESSING SECTION RECEIVED AUG 2 4 2006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2005 (MM/DD/YY) AND ENDING June 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tamblyn & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

433 Second Street, Suite 100
(No. and Street)

Woodland	California	95695
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert D. Tamblyn (530) 662-8675
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountant
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 2 2 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert D. Tamblyn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tamblyn & Associates, Inc., as of June 30, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Yolo
Subscribed and sworn (or affirmed) to before me this 22 day of August, 2006

M' Lisa A. Torres
Notary Public

[Signature]
Signature

President
Title

M LISA A. TORRES
Commission # 1429248
Notary Public - California
Yolo County
My Comm. Expires Jul 8, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tamblyn & Associates, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2006

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Tamblyn & Associates, Inc.

We have audited the accompanying statement of financial condition of Tamblyn & Associates, Inc. as of June 30, 2006, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tamblyn & Associates, Inc. as of June 30, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard + Associates, Inc

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
July 26, 2006

We Focus & Care[SM]

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Tamblyn & Associates, Inc.
Statement of Financial Condition
June 30, 2006

Assets

Cash and cash equivalents	$ 17,365
Commissions receivable	11,231
Marketable securities, at market	74,003
Furniture and equipment, net	–
Prepaid income taxes	100
Deposits	500
Total assets	$ 103,199

Liabilities & Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$ 4,318
Liabilities subordinated to claims of general creditors	50,000
Total liabilities	54,318

Stockholders' equity

Common stock, $10 par value, 7,500 shares authorized, 3,417.5 shares issued and outstanding	34,175
Additional paid-in capital	56,607
Accumulated deficit	(41,901)
Total stockholders' equity	48,881
Total liabilities & stockholders' equity	$ 103,199

The accompanying notes are an integral part of these financial statements.

Tamblyn & Associates, Inc.
Statement of Operations
For the year ended June 30, 2006

Revenues	
Commissions	$ 121,324
Service income	86,163
Private placement income	70,254
Realized gains (losses)	26,083
Unrealized gains (losses)	26,897
Interest income	594
Total revenues	331,315
Expenses	
Employee compensation and benefits	245,795
Communications	5,660
Occupancy and equipment rental	23,668
Interest expense	2,500
Taxes, other than income	16,556
Other operating expenses	48,695
Total expenses	342,874
Income (loss) before income taxes	(11,559)
Income tax provision	800
Net income (loss)	$ (12,359)

The accompanying notes are an integral part of these financial statements.

Tamblyn & Associates, Inc.
Statement of Changes in Stockholders' Equity
For the year ended June 30, 2006

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, at July 1, 2005	$ 34,175	$ 56,607	$ (29,542)	$ 61,240
Net income (loss)	–	–	(12,359)	(12,359)
Balance, at June 30, 2006	$ 34,175	$ 56,607	$ (41,901)	$ 48,881

The accompanying notes are an integral part of these financial statements.

Tamblyn & Associates, Inc.
Statements of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the year ended June 30, 2006

	Subordinated debt
Balance at July 1, 2005	$ 50,000
Additions	–
(Reductions)	–
Balance at June 30, 2006	$ 50,000

The accompanying notes are an integral part of these financial statements.

Tamblyn & Associates, Inc.
Statement of Cash Flow
For the year ended June 30, 2006

Cash flows from operating activities:		
Net income (loss)		$ (12,359)
Adjustments to reconcile to net income (loss) to net cash and cash equivalents (used in) provided by operating activities		
Depreciation	$ 185	
Valuation of marketable securities to market	(26,897)	
Realized (gains) and losses	(26,083)	
(Increase) decrease:		
Commissions receivable	26,378	
(Decrease) increase		
Accounts payable	(60)	
Commission payable	(1,980)	
Pension payable	(5,414)	
Total adjustments		(33,871)
Net cash and cash equivalents used in operating activities		(46,230)
Cash flows from investing activities:		
Purchase of marketable securities	(23,992)	
Proceeds from sale of marketable securities	72,904	
Net cash and cash equivalents provided (used in) investing activities		48,912
Cash flows from financing activities:		–
Net increase (decrease) in cash and cash equivalents		2,682
Cash and cash equivalents at beginning of year		14,683
Cash and cash equivalents at end of year		$ 17,365

Supplemental disclosure of cash flow information:

Income taxes paid	$ 800
Interest paid	$ 2,500

The accompanying notes are an integral part of these financial statements.

Tamblyn & Associates, Inc.
Notes to Financial Statements
For the year ended June 30, 2006

Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

General

Tamblyn & Associates, Inc. (The "Company") was incorporated in California on June 20, 1972, under the name Griffith and Bisset, Inc. The Company changed its name to Tamblyn & Associates, Inc. on December 30, 1992. The Company is a broker/dealer which engages in the purchase, sale and redemption of redeemable shares of registered investments companies, limited partnerships, and variable annuities. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation ("SIPC").

The Company conducts business on a fully disclosed basis and does not hold customer funds and/or securities. The majority of the Company's clients are located within a 60 mile radius of the Company.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Securities transactions are recorded on a trade date basis for both the Company's customers and the Company. Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Office furniture and equipment are stated at cost. Maintenance and repairs are expensed as incurred. Furniture and equipment are depreciated over their estimated useful lives of five (5) or seven (7) years. Depreciation is computed using the straight-line method for financial purposes and accelerated methods for income tax purposes. The Company has $30,610 in office furniture and equipment that were fully depreciated at June 30,2006. Depreciation expense for the year ended June 30, 2006 was $185.

Advertising costs are expended as incurred.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company maintains a profit sharing plan, with a 401k plan provision, covering all eligible employees. The annual discretionary contribution is made from earnings and profits, and ranges from 0% to 25% of total compensation for the taxable year of all eligible participants under the plan, as determined by the Board of Directors.

Income taxes are provided for current taxes payable or refundable (prepaid), and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates. Deferred income taxes are primarily due to different depreciation methods used for financial and tax purposes and timing differences resulting from the deductibility of contributions.

Note 2: MARKETABLE SECURITIES, AT MARKET

Marketable securities, at market value consist of corporate stocks. At June 30, 2006, the stocks are recorded at their fair market values of $74,003. The accounting for the mark-to-market on the proprietary trading is included in income as unrealized gains of $26,897, and realized gains of $26,083.

Note 3: SUBORDINATED LIABILITIES

Borrowing under subordinated agreements at June 30, 2006, consist of a $50,000 subordinated equity capital loan due to the majority shareholder. The note bears interest at 5% per annum, payable monthly, and has a scheduled maturity date of January 31, 2007.

Interest expense on this subordinated borrowing for the year ended June 30, 2006, was $2,500.

The subordinated borrowing is covered by an agreement approved by the National Association of Security Dealers, Inc. and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that this borrowing is required for the Company's continued compliance with minimum net capital requirements, the borrowing may not be repaid.

Note 4: COMMITMENTS AND CONTINGENCIES

The Company leases its office facilities under a five-year non-cancelable operating lease which terminates December 31, 2005. The lease agreement calls for rent increases on the anniversary of the commencement date based on the Consumer Price Index. On January 1, 2006, this lease was amended and extended to December 31, 2008.

The Company leases various office equipment under five-year non-cancelable operating leases which terminate March 2, 2007.

The following is a schedule of future minimum lease payments for capital and operating leases with initial or remaining lease terms in excess of one year as of June 30, 2006.

Year Ending June 30,	Amount
2007	$ 15,372
2008	15,372
2009	7,686
2010 and thereafter	–
Total minimum lease payments	$ 38,430

Total rent expense amounted to $17,937 for the year ending June 30, 2006.

Note 5: INCOME TAXES

The provision for income taxes is summarized as follows:

	Federal	State	Total
Current income tax expense (benefit)	$ –	$ 800	$ 800
Deferred income tax expense (benefit)	–	–	–
Total	$ –	$ 800	$ 800

For the year ended June 30, 2006, the Company recorded the California Franchise minimum tax of $800. The Company has Net Operating Losses ("NOL's") available which may be applied against future income, resulting in deferred tax benefits of $9,026. The NOL's begin expiring in the year ended June 30, 2026.

Note 5: INCOME TAXES
(Continued)

The Company also has deferred tax liabilities of $4,035, resulting from the book to tax differences of securities marked to market.

These deferred taxes have been netted and a 100% allowance established against the remainder, as the Company has determined it is more likely then not, that the deferred taxes will not be realized.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2006, the Company's net capital of $67,048 exceeded the minimum net capital requirement by $62,048; and the Company's ratio of aggregate indebtedness ($4,318) to net capital was 0.06:1, which is less than the 15 to 1 maximum ratio allowed.

Note 8: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $8 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 67,040
Adjustments:		
Accumulated deficits	$ (110)	
Non-allowable assets	108	
Haircuts and undue concentration	10	
Total adjustments		8
Net capital per audited statements		$ 67,048

Tamblyn & Associates, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2006

Computation of net capital			
Stockholders' equity			
Common stock	$ 34,175		
Additional paid-in capital	56,607		
Accumulated deficit	(41,901)		
Total stockholders' equity		$	48,881
Add: Additions to capital			
Subordinated liabilities	50,000		
Less: Non allowable assets			
Commissions receivable	(10,897)		
Prepaid income taxes	(100)		
Deposits	(500)		
Total adjustments			38,503
Net capital before haircuts and undue concentration			87,384
Less: Haircuts & undue concentration			
Haircuts on securities	(11,100)		
Haircuts on money markets	(310)		
Undue concentration	(8,926)		
Total haircuts and undue concentration			(20,336)
Net capital			67,048
Computation of net capital requirements			
Minimum net capital requirements			
6 2/3 percent of net aggregate indebtedness	$ 288		
Minimum dollar net capital required	$ 5,000		
Net capital required (greater of above)			(5,000)
Excess net capital		$	62,048
Ratio of aggregate indebtedness to net capital	0.06:1		

There was $8 difference between the net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated June 30, 2006. See Note 8.

See independent auditor's report.

Tamblyn & Associates, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of June 30, 2006

A computation of reserve requirements is not applicable to Tamblyn & Associates, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Tamblyn & Associates, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of June 30, 2006

Information relating to possession or control requirements is not applicable to Tamblyn & Associates, Inc. as the Company qualifies for exemption under 15c3-3 (k)(2)(i).

See independent auditor's report.

Tamblyn & Associates, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2006

Board of Directors
Tamblyn & Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Tamblyn & Associates, Inc. (the Company), for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care SM

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
July 26, 2006